Antigenics Inc.

162 Fifth Avenue, Suite 900

New York, New York 10010

June 10, 2008

VIA EDGAR

Mr. Bryan Pitko

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re: Securities and Exchange Commission (“SEC”) Comment Letter dated June 5, 2008 with respect to the Registration Statement on Form S-3 (File No. 333-151244) (the “Registration Statement”) filed by Antigenics Inc. (the “Company”) with the SEC on May 29, 2008.

Dear Mr. Pitko:

This letter responds to the staff’s comments on the above-referenced Registration Statement. For convenience, we have repeated the text of the staff’s comments by number and in bold. Our response is denoted with an “R.”

General

1. We note that you have filed a confidential treatment request on May 12, 2008. We will not be in a position to accelerate the effectiveness of your registration statement until we have completed processing your confidential treatment request.

1R. The Company acknowledges the staff’s comment that any issues that arise during the staff’s examination of the pending confidential treatment request must be satisfied before the acceleration of effectiveness of the registration statement. The Company will withhold its request for effectiveness of the Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended, until the processing of the Company’s confidential treatment request is complete.

2. We note that you disclose the termination of the offering initially registered on Form S-3 on August 12, 2004 in a footnote to the calculation of your registration fee. Please note that you will need to file a post-effective amendment to the earlier registration statement on From S-3 in order to properly de-register any unsold securities.

2R. The Company acknowledges the staff’s comment that it will need to file a post-effective amendment to the registration statement filed with the SEC on August 12, 2004 on Form S-3 (File No. 333-118175) (the “Earlier Registration Statement”) in order to properly de-register any unsold securities and is contemporaneously filing an amendment to the Earlier Registration Statement de-registering any remaining unsold securities. The Company requests effectiveness of the amendment to the Earlier Registration Statement as soon as practicable after the Registration Statement becomes effective.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing, that the staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing, and we may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please call the undersigned at (212) 994-8200 with any questions regarding this letter.

Very truly yours,

ANTIGENICS INC.

By:	/s/ Shalini Sharp
Name: Shalini Sharp Title: Chief Financial Officer